Exhibit 99.1

News Release

MediWound Announces Executive Leadership Changes

Chief Executive Officer Gal Cohen stepping down
Available for transition and ongoing strategic process support
Chief Financial & Operations Officer Sharon Malka will be appointed CEO
Chairmen of the Board Stephen T. Wills will serve as Active Chairman

Yavne, Israel, March 12, 2019 - MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced that Chief Executive Officer, Gal Cohen, has decided to step down after serving as the Company’s CEO for more than 12 years. Mr. Cohen will end his term by the end of May 2019 and during this period, continue to support the Company’s transition and ongoing strategic process. Sharon Malka, the Company’s Chief Financial Officer and Chief Operations Officer, will be appointed CEO, and Stephen T. Wills, the Company’s Chairman of the Board of Directors, will serve as Active Chairman.

During his tenure, Mr. Cohen led MediWound in the development and certain marketing approvals of NexoBrid®, its innovative orphan drug for burn treatment. This includes the recently announced positive top-line results from its second pivotal Phase 3 study (DETECT), paving the way for Biologics License Application (BLA) submission to U.S. Food and Drug Administration (FDA). Mr. Cohen also oversaw the development of a broader product pipeline with significant unmet medical need and market potential in the wound care field. Under his leadership, the Company raised over $250 million in equity offerings, strategic transactions, and U.S. government contracts, including the Company’s public listing on NASDAQ in 2014, and the Biomedical Advanced Research and Development Authority (BARDA) contracts to finance NexoBrid development and procurement of up to $175 million.

“I have decided to depart MediWound after 12 intensive and exciting years as CEO of an innovative biotech company that has developed, manufactured and launched a revolutionary drug for the treatment of burn patients, and I am honored to have had the privilege of leading such an effort,” said Mr. Cohen. “I was fortunate to manage outstanding, motivated individuals, who are committed to revolutionizing wound care. I step down from this role, truly satisfied, proud of having been a part of this Company. I wish Sharon, Steve and the entire team great success in the Company’s future endeavors,” concluded Mr. Cohen.

Sharon Malka, 46, will assume the role of CEO after serving as the Company’s Chief Financial & Operations Officer for the past 12 years. Prior to joining MediWound, Mr. Malka held various senior finance roles, including, as a co-founder and partner at Variance Economic Consulting, a full-service financial consulting firm, and as a senior manager at the Israeli member firm of PricewaterhouseCoopers (PwC). Mr. Malka is a Certified Public Accountant and holds a B.Sc. in Accounting and Business Administration from the Business Management College and an MBA from Bar-Ilan University.

“I am deeply honored to take the helm and lead our committed and experienced team, as we continue to advance our portfolio of unique products for the benefit of the patients and healthcare providers we serve, as well as to continue supporting the ongoing strategic process, and building shareholder value,” said Mr. Malka.

Mr. Stephen T. Wills, MediWound’s Chairman, will serve as Active Chairman of the Company and continue to lead the ongoing strategic process, which is in advanced stages. As the current Chief Financial Officer and Chief Operating Officer of Palatin Technologies, Inc., and as the former Executive Chairman and CEO of Derma Sciences, Mr. Wills has vast experience in leading strategic transactions and licensing agreements, including the acquisition of Derma Sciences, Inc. by Integra Life Sciences.

Mr. Wills stated, “Gal led MediWound to impressive achievements and placed the Company at the forefront of burn care worldwide. His leadership and contributions to the Company are worthy of great appreciation, and I thank him on behalf of the Company’s Board of Directors for more than a decade of uncompromising leadership, professionalism and dedication. I am very confident that Sharon’s outstanding skills and deep history with the Company will allow for a smooth transition to his new role as CEO. I look forward to working closely with Sharon as he leads MediWound’s talented team to continued growth and further success.”

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli, Argentinian, South-Korean and Russian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues.

MediWound's second innovative product, EscharEx® is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from the wealth of existing development data on NexoBrid®. In two Phase 2 studies, EscharEx® has demonstrated safety and efficacy in the debridement of chronic and other hard-to-heal wounds, within a few daily applications.

For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2017 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Sharon Malka Chief Financial and Operations Officer MediWound Ltd. ir@mediwound.com	Jeremy Feffer Managing Director LifeSci Advisors 212-915-2568 jeremy@lifesciadvisors.com